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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        CBL & Associates Properties, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    124830100
                                 (CUSIP Number)

                              Kristine M. McGivney
                                    Treasurer
                  JG Realty Investors Corp., General Partner of
                   Jacobs Realty Investors Limited Partnership
                             25425 Center Ridge Road
                               Cleveland, OH 44145
                                 (440) 871-4800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2004
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP No. 124830100                  13D                     Page 2 of 7 Pages
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1         NAME OF REPORTING PERSON

          JACOBS REALTY INVESTORS LIMITED PARTNERSHIP
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                    (b) [ ]


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3         SEC USE ONLY


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4         SOURCE OF FUNDS

          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                         7      SOLE VOTING POWER
       NUMBER OF                         11,930,527
         SHARES         -------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                         0
          EACH          -------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                        11,930,527
                        -------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                         0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,930,527
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
          CERTAIN SHARES

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.0%
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14        TYPE OF REPORTING PERSON

          PN
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CUSIP No. 124830100                  13D                     Page 3 of 7 Pages
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         This Schedule 13D (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share ("Common Stock"), of CBL & Associates Properties, Inc., a Delaware corporation (the "Issuer"), is being filed by Jacobs Realty Investors Limited Partnership ("JRI").

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are located at One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421.

ITEM 2.  IDENTITY AND BACKGROUND

         JRI is a Delaware limited partnership. JRI's principal business is ownership of real estate and interests therein. The address of JRI's principal business and its principal office is 25425 Center Ridge Road, Cleveland, Ohio 44145. Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of JRI. JRI has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         JRI beneficially owns special common units ("SCUs") in CBL & Associates Limited Partnership, a Delaware limited partnership (the "Operating Partnership").

         Subject to certain limitations, the SCUs are exchangeable for shares of Common Stock, as more fully described herein. The Operating Partnership issued the SCUs in connection with the Issuer's acquisition of a portfolio of properties from JRI and certain of its affiliates and partners on January 31, 2001. The SCUs in the Operating Partnership are owned of record by 21 Ohio limited liability companies of which JRI and certain of its affiliates and partners in the portfolio of properties acquired by the Operating Partnership are members. JRI owns from 66.5% to 97.8% of the membership interests in these limited liability companies, and JRI's general partner, JG Realty Investors Corp., is the Manager of each of these limited liability companies.

         Pursuant to the Master Contribution Agreement dated September 25, 2000 to which JRI, the Operating Partnership and the Issuer were parties, at any time following the earlier of January 31, 2004 and the death of the beneficial owner of SCUs, the holder of SCUs may exchange all or a portion of its SCUs for cash (based on the market price of the Common Stock at the time the exchange right is exercised), shares of Common Stock or any combination of cash and shares of Common Stock, at the Issuer's election, subject to the applicable share ownership limit in the Operating Partnership's partnership agreement. SCUs may not be exchanged to the extent that, following such exercise and assuming payment by the Issuer in full in shares of Common Stock, the holder would exceed the beneficial and constructive ownership limits set forth in the Issuer's Certificate of Incorporation. Currently, the Certificate of Incorporation allows the Lebovitz Group (defined to include Charles B. Lebovitz, Chairman and Chief Executive Officer of the Issuer, and those family members whose share ownership is attributed to him under the Internal Revenue Code) and the Jacobs Group (defined to include the widow and lineal descendants of David Jacobs as well as those family members whose share ownership is attributed to them under the Internal Revenue Code and Richard E. Jacobs and his family members whose share ownership is attributed to him under the Internal Revenue Code) to beneficially and constructively own, in the aggregate, 37.99% of the Issuer's outstanding stock.


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CUSIP No. 124830100                  13D                     Page 4 of 7 Pages
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         In addition, the Issuer, the Lebovitz Group and JRI are parties to a
Share Ownership Agreement, dated January 31, 2001. This agreement allows the Lebovitz Group to beneficially and constructively own up to a specific amount (currently, 7.96 million shares) of Common Stock and the Jacobs Group to beneficially and constructively own up to a specific amount (currently, 6.35 million shares) of Common Stock, both subject to adjustments for increases or decreases to the Issuer's outstanding common share capital. The numbers of shares of Common Stock that the Lebovitz Group and the Jacobs Group are respectively permitted to own will be increased by a percentage of the number of shares issued by the Issuer, with certain exceptions, and decreased to the extent the Issuer repurchases its shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The SCUs became exchangeable, as described in Item 3 above, on January 31, 2004.

         JRI expects to evaluate on a continuing basis its goals and objectives with respect to its investment in the Operating Partnership, the Issuer's business operations and prospects, and general economic and equity market conditions. Based on such evaluations, JRI may from time to time in the future exchange all or a part of the SCUs, subject to the Issuer's election as to whether JRI would receive shares of Common Stock, cash, or a combination of shares of Common Stock or cash upon such exchange.

         Except to the extent set forth above, or in any other Item hereof, JRI does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(c) Based on the 30,654,697 shares of Common Stock actually outstanding as of March 12, 2004 and the 11,930,527 shares of Common Stock that may be issued upon exchange of SCUs, JRI may be deemed to beneficially own approximately 11,930,527, or 28.0%, of the Issuer's outstanding shares of Common Stock (without taking into account the exchange of SCUs by any other person, the Issuer's right to require JRI to accept cash or a combination of cash and shares of Common Stock, rather than shares of Common Stock alone, and the ownership limits described in Item 3 above). JRI's general partner, JG Realty Investors Corp., as Manager of the limited liability companies, may not exchange SCUs held by any of the limited liability companies for shares of Common Stock without the prior unanimous written consent of the members of that limited liability company. Each of JRI and the other members of each limited liability company, however, have the right to withdraw from the limited liability company and receive a distribution of SCUs, which the withdrawing member could then exchange as described herein. Because JRI's general partner, JG Realty Investors Corp., is the Manager of each of the limited liability companies and because JRI owns a substantial majority member interest in each of the limited liability companies, JRI may be deemed to beneficially own all of the shares of Common Stock for which the SCUs held by the limited liability companies could be exchanged by the limited liability companies. JRI has the sole power to vote or direct the vote and to dispose or direct the disposition of the 11,930,527 shares of Common Stock that JRI may be deemed to beneficially own.

Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this statement on Schedule 13D shall not be construed as an admission by JRI that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement on Schedule 13D. As described in Item 3 above, the Issuer has the right to elect whether, upon exchange of SCUs, JRI would receive shares of Common Stock, cash, or a combination of cash and shares of Common Stock. JRI

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CUSIP No. 124830100                  13D                     Page 5 of 7 Pages
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accordingly disclaims beneficial ownership of all of the securities covered by this statement on Schedule 13D.

            (d) No person other than JRI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by JRI, except for the other members of the limited liability companies that hold the SCUs, to the extent of each other member's respective interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer, the Operating Partnership, JRI and various members of the Issuer's management entered into a Voting and Standstill Agreement dated as of September 25, 2000. Under this agreement, the Issuer agreed to increase the size of its Board of Directors by two and to appoint two JRI designees to fill those positions. JRI will continue to be entitled to nominate two Board members until its beneficial ownership falls below 6.78 million SCUs and shares of Common Stock, at which time JRI will be entitled to nominate only one Board member. If JRI's beneficial ownership of SCUs and shares of Common Stock falls below 3.34 million, it will no longer be entitled to nominate any Board members.

         In addition, JRI agreed that it will not, until the twelfth anniversary of the closing of the acquisition (namely, January 31, 1013), (a) acquire beneficial ownership of any of the Issuer's voting securities (except upon an exchange of its SCUs), (b) solicit, initiate or otherwise engage in an solicitation of proxies or become a participant in an election contest, (c) seek to advise, encourage or influence any person (other than one of its affiliates) with respect to the voting of any of the Issuer's shares for the purpose of exerting a controlling influence over the Issuer's management, Board of Directors or policies, (d) participate in or encourage the formation of any group that seeks to affect control of the Issuer, acquire the Issuer's voting securities or circumvent any provision of the agreement, (e) otherwise act to seek to exercise a controlling influence over Issuer's management, Board of Directors or policies, (f) make a request for the Issuer to amend or waive any provision of the Issuer's charter, stockholders' rights plan or the Voting and Standstill Agreement or (g) disclose any intention or plan inconsistent with the above.

         JRI further agreed to vote its shares in favor of the election of any director appointed by the Issuer's Board of Directors and running unopposed and uncontested and in favor of the appointment of auditors proposed by the Issuer's Board and who are unopposed and uncontested.

         The Issuer, JRI and other holders of SCUs also entered into a Registration Rights Agreement, dated January 31, 2001, which granted registration rights with respect to the shares of Common Stock received in exchange for SCUs. JRI and its affiliated holders of SCUs are entitled to request that the Issuer file a registration statement under the Securities Act covering the sale of at least 500,000 shares of Common Stock. If the Issuer elects to pay cash in exchange for the SCUs, however, the Issuer will not be obligated to register the shares into which such SCUs are exchangeable.

         The Issuer, the Lebovitz Group and JRI are parties to a Share Ownership Agreement, dated January 31, 2001, described in Item 3 above.

         Lastly, the limited partnership agreement of the Operating Partnership generally restricts the transfer of SCUs without the Issuer's consent. SCUs may be transferred, however, without the Issuer's consent to any other initial holder of SCUs, to any immediate family member or other affiliate of an


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CUSIP No. 124830100                  13D                     Page 6 of 7 Pages
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initial holder, to any charitable organization or pursuant to a pledge to an institutional lender on account of a bona fide obligation of the SCU holder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Voting and Standstill Agreement, dated as of September 25, 2000, by and among the Issuer, the Operating Partnership, Charles B. Lebovitz, Stephen D. Lebovitz, John N. Foy, JRI, Richard E. Jacobs (as trustee for the Richard E. Jacobs Revocable Living Trust and the David H. Jacobs Marital Trust) and Martin J. Cleary (incorporated by reference to Annex E of the Issuer's definitive proxy materials dated December 19, 2000).

         Exhibit 2 - Share Ownership Agreement, dated as of January 31, 2001, by and among the Issuer, CBL & Associates, Inc., LebFam, Inc. Charles B. Lebovitz, Stephen D. Lebovitz, JRI and Richard E. Jacobs (as trustee for the Richard E. Jacobs Revocable Living Trust and the David H. Jacobs Marital Trust) (incorporated by reference to Exhibit 99.5 of the Issuer's Form 8-K filed February 6, 2001).


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CUSIP No. 124830100                  13D                     Page 7 of 7 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2004                          JACOBS REALTY INVESTORS LIMITED
                                        PARTNERSHIP, a Delaware limited
                                        partnership

                                        By: JG REALTY INVESTORS CORP.,
                                            its General Partner

                                                 By: /s/ Kristine M. McGivney
                                                    ---------------------------
                                                 Name: Kristine M. McGivney
                                                 Title: Treasurer

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                                   SCHEDULE 1

                               GENERAL PARTNERS OF
                   JACOBS REALTY INVESTORS LIMITED PARTNERSHIP

Listed below are the names of each of the general partners of Jacobs Realty Investors Limited Partnership. Each partner's business address is 25425 Center Ridge Road, Cleveland, Ohio 44114.

   General Partners
   ----------------
   Richard E. Jacobs, as Trustee of The Richard E.
   Jacobs Revocable Living Trust under Agreement dated April 23, 1987, as amended

   JG Realty Investors Corp.